Exhibit 99.1

CRITEO REPORTS RECORD RESULTS FOR THE FIRST QUARTER 2014

NEW YORK – May 6, 2014 – Criteo S.A. (NASDAQ: CRTO), a global leader in digital performance advertising, today announced its financial results for the first quarter ended March 31, 2014.

•	Revenue in the first quarter 2014 increased 60.8% (or 68.4% at constant currencies1) to €152.5 million, compared with €94.9 million in the first quarter 2013.

•	Revenue excluding Traffic Acquisition Costs, or Revenue ex-TAC, in the first quarter 2014 grew 68.2% (or 75.7% at constant currencies) to €62.7 million, or 41.1% of revenue, compared with €37.3 million, or 39.3% of revenue, in the first quarter 2013.

•	Net income in the first quarter 2014 increased by €3.1 million to €3.8 million, compared with €0.7 million in the first quarter 2013.

•	Adjusted EBITDA for the first quarter 2014 was €14.5 million, an increase of 218.3% (or 223.8% at constant currencies) compared with €4.6 million in the first quarter 2013.

•	Cash flow from operating activities in the first quarter 2014 increased 149.4% to €11.4 million, compared with €4.6 million in the first quarter 2013.

•	Free Cash Flow for the first quarter 2014, defined as cash flow from operating activities less acquisition of intangible assets, property, plant and equipment, net of proceeds from disposal, was €7.7 million, an increase of €5.6 million compared with €2.1 million in the first quarter 2013.

Executive Quotes

“We delivered another record quarter, exceeding our expectations” said JB Rudelle, Criteo’s co-founder and CEO. “We are pleased with the increasing contribution of mobile driving our growth, as well as the broadening of our client base across all markets.”

“We continued to generate profitable growth in the quarter, further demonstrating the robustness and scalability of our financial model” said Benoit Fouilland, Criteo’s Chief Financial Officer. “As we progress into 2014, we intend to accelerate our investments to further support our future growth.”

Operating Highlights

•	The contribution of existing clients to our year-over-year growth accelerated in the quarter.

•	Our mobile solution on all leading browsers contributed to 15% of revenue ex-TAC in March 2014, compared with 10% in December 2013, driven by strong client adoption across our geographies.

•	Our total number of clients reached 5,567 in the first quarter 2014, representing 46% growth over the first quarter 2013, including strong growth in our mid-market segment.

•	New client additions in the first quarter 2014 included:

•	In the Americas: Crocs, Rent.com and Talbots

•	In EMEA: IKEA, Walbusch and Visa

•	In Asia-Pacific: NTT Docomo Travel

[1]	Variations at constant currencies exclude the impact of foreign currency fluctuations and are computed by restating 2014 figures with the 2013 average exchange rates.

•	On April 7, 2014 we acquired AdQuantic, a bidding technology company, adding state of the art technology and great engineering talent to our team.

Acquisition of Tedemis S.A.

On February 19, 2014, Criteo signed a definitive agreement to acquire Tedemis, a leading provider of real-time personalized email marketing solutions that help advertisers turn web visitors into customers.

Revenue ex-TAC

Revenue excluding Traffic Acquisition Costs, or Revenue ex-TAC, in the first quarter 2014 grew 68.2%, or 75.7% at constant currencies, to €62.7 million, compared with €37.3 million in the first quarter 2013. This year-over-year growth was primarily driven by the continued broadening of our client base across our geographies and markets, as well as the deepening of our relationships with our existing clients across markets, in particular in EMEA and the US.

Excluding the contribution of Tedemis, which was consolidated from February 20 to March 31, 2014, revenue ex-TAC increased 66.2%, or 73.7% at constant currencies, to €62.0 million.

•	In the Americas, revenue ex-TAC in the first quarter 2014 grew by 53.9% over the comparable quarter in 2013, or 65.5% at constant currencies, to €14.7 million. The Americas region represented approximately 24% of our global revenue ex-TAC in the first quarter 2014.

•	Revenue ex-TAC in EMEA in the first quarter 2014 increased by 66.9% over the same period last year, or 66.4% at constant currencies, to €35.3 million. EMEA represented approximately 56% of our global revenue ex-TAC in the first quarter 2014.

•	Revenue ex-TAC in Asia-Pacific in the first quarter 2014 increased by 93.0% over the comparable quarter in 2013, or 120.3% at constant currencies, to €12.7 million. Asia-Pacific accounted for approximately 20% of our global revenue ex-TAC in the first quarter 2014.

Revenue ex-TAC margin as a percentage of revenue in the first quarter 2014 was at 41.1%, representing a 1.8 percentage point increase compared with 39.3% in the first quarter of 2013.

Adjusted EBITDA and Operating Expenses

Adjusted EBITDA for the first quarter 2014 was €14.5 million, an increase of 218.3%, or 223.8% at constant currencies, compared with €4.6 million in the first quarter 2013. This year-over-year increase in Adjusted EBITDA is primarily the result of the strong revenue ex-TAC performance in the quarter. Adjusted EBITDA in the first quarter 2014 included non-recurring expenses related to the Tedemis acquisition and our follow-on equity offering which closed in March 2014, as well as a slightly higher run rate in operating expenses than expected. These additional operating expenses related to accelerated investments made to support current and anticipated future growth.

Excluding the impact of the acquisition of Tedemis, which was consolidated from February 20 to March 31, 2014, Adjusted EBITDA increased 238.7%, or 244.1% at constant currencies, to €15.4 million.

Operating expenses in the first quarter of 2014 increased by 57.8% to €49.1 million, compared with the first quarter 2013. Excluding the impact of share-based compensation, pension costs, depreciation and amortization and acquisition-related deferred price consideration, which we refer to as on a “Non-IFRS basis”, our operating expenses in the first quarter 2014 were at €44.1 million, an increase of 52.3% compared with the first quarter of 2013. This increase in operating expenses over the period was principally related to headcount growth across our three main functions -Research & Development, Sales & Operations and General & Administrative- as we continued to scale the whole Criteo organization to support anticipated future growth. In particular, our headcount in Sales & Operations increased by 34% year-over-year as we work to capture our market opportunity in our geographies, especially in our mid-market organization. On a non-IFRS basis, our Sales & Operations expenses in the first quarter 2014 expressed as a percentage of revenue decreased by

1.1 percentage point over the period. We intend to further invest significantly and accelerate our investments in Research & Development and Sales & Operations in the current year as we work to capture our full potential.

Net Income and Adjusted Net Income

Net income for the first quarter 2014 was €3.8 million, representing a €3.1 million increase compared with €0.7 million in the first quarter 2013. Net income available to shareholders of Criteo S.A. for the first quarter 2014 was €3.5 million, or €0.055 per diluted share, compared with a €0.8 million net income, or €0.015 per diluted share in the first quarter 2013.

Adjusted Net Income for the first quarter 2014, or our net income adjusted to eliminate the impact of share-based compensation expense, amortization of acquisition-related intangible assets, acquisition-related deferred price consideration and the tax impact of these adjustments, was €7.6 million, representing a €5.4 million increase compared with an Adjusted Net Income of €2.2 million in the first quarter 2013.

Cash Flow and Cash Position

•	Our cash flow generated by operating activities in the first quarter 2014 increased by 149.4% to €11.4 million, compared with €4.6 million in the first quarter 2013.

•	Our free cash flow was €7.7 million in the first quarter 2014, an increase of €5.6 million compared with €2.1 million in the first quarter 2013.

•	Total cash, cash equivalents and short-term investments were at €241.8 million as of March 31, 2014. This represented an increase of €7.4 million compared with December 31, 2013, primarily the result of the positive free cash flow generation in the quarter and the net proceeds of €16.4 million from the primary portion of our follow-on equity offering on the NASDAQ Global Market in March 2014, offset by the €17 million cash consideration for the acquisition of Tedemis S.A. in February 2014.

Business Outlook

The following forward-looking statements reflect Criteo’s expectations as of May 6, 2014 and includes the contribution of Tedemis over the corresponding periods.

Second Quarter 2014 Guidance:

•	Revenue ex-TAC for the second quarter ending June 30, 2014 is expected to be between €61.5 million and €63.5 million.

•	Adjusted EBITDA for the second quarter ending June 30, 2014 is expected to be between €6.5 million and €8.5 million.

Fiscal Year 2014 Guidance:

•	Revenue ex-TAC for the fiscal year ending December 31, 2014 is expected to be between €265 million and €271 million, including approximately €8 million for Tedemis.

•	Adjusted EBITDA for the fiscal year ending December 31, 2014 is expected to be between €47 million and €51 million, including a negative contribution of approximately €4 million from Tedemis and AdQuantic.

The above guidance assumes no additional business acquisitions are closed or realized during the quarter ending June 30, 2014 or the fiscal year ending December 31, 2014.

Non-IFRS Financial Measures

This press release and its attachments include the following financial measures defined as non-IFRS financial measures by the U.S. Securities and Exchange Commission (SEC): Revenue ex-TAC, Adjusted EBITDA, Adjusted Net Income, Free Cash Flow, Non-IFRS Operating Expenses and Revenue ex-TAC margin as well as Revenue ex-TAC and Adjusted EBITDA, each excluding the impact of the Tedemis acquisition. These measures are not calculated in accordance with IFRS.

Revenue ex-TAC is our revenue excluding traffic acquisition costs (TAC) generated over the applicable measurement period. Revenue ex-TAC is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of TAC from revenue can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Revenue ex-TAC provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA is our income from operations before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, service costs pension and acquisition-related deferred price consideration. Adjusted EBITDA is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, we believe that the elimination of non-cash compensation expense, pension costs and acquisition-related deferred price consideration in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

Adjusted Net Income is our net income adjusted to eliminate the impact of share-based compensation expense, amortization of acquisition-related intangible assets and acquisition-related deferred price consideration and the tax impact of these adjustments. Adjusted Net Income is not a measure calculated in accordance with IFRS. Adjusted Net Income is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of share-based compensation expense, amortization of acquisition-related intangible assets and acquisition-related deferred price consideration and the tax impact of these adjustments in calculating Adjusted Net Income can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted Net Income provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors.

Accordingly, we believe that these measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. Please refer to supplemental financial tables provided in the appendix of this press release for a reconciliation of Revenue ex-TAC to revenue, Adjusted EBITDA to net income and Adjusted Net Income to net income, the most comparable IFRS measurements. Our use of non-IFRS financial measures has limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our financial results as reported under IFRS.

With respect to our expectations under “Business Outlook” above, reconciliation of Revenue ex-TAC and Adjusted EBITDA guidance to the closest corresponding IFRS measure is not available without unreasonable efforts on a forward-looking basis due to the high variability, complexity and low visibility with respect to the charges excluded from these non-IFRS measures, in particular, the measures and effects of stock-based compensation expense specific to equity compensation awards that are directly impacted by unpredictable fluctuations in our stock price. We expect the variability of the above charges to have a significant, and potentially unpredictable, impact on our future IFRS financial results.

These measures may be different than non-IFRS financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Explanations of the Company’s non-IFRS financial measures and reconciliations of these financial measures to the IFRS financial measures the Company considers most comparable are included in the accompanying relevant tables below.

Forward-Looking Statements Disclosure

This press release contains forward-looking statements that are inherently difficult to predict, including projected financial results for the quarter ending June 30, 2014 and the fiscal year ending December 31, 2014, our expectations regarding our market opportunity and future growth prospects and other statements that are not historical facts, which involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: our recent growth rates may not be indicative of our future growth, uncertainty regarding regulatory, legislative or self-regulatory developments regarding internet privacy matters, uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand our access to such inventory, the amount that Criteo invests in new business opportunities and the timing of these investments, the impact of competition, our ability to manage our growth, potential fluctuations in operating results, our ability to grow our base of advertising clients, uncertainty regarding our international growth and expansion and the financial impact of our focus on maximizing revenue ex-TAC as well as risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Criteo S.A.’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on March 21, 2014 and future filings and reports by the Company. Criteo undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in its expectations.

Conference Call Information

Criteo will hold a conference call today, May 6, 2014, at 7:00am ET, 1:00pm CET, to discuss Criteo’s first quarter 2014 operating and financial results, as well as other forward-looking information about Criteo’s business.

Conference call details are:

• US callers:	+1 212 444 0412, Conference ID: 1587781

• International callers:	+33 1 76 77 22 31, Conference ID: 1587781

The conference call will also be webcast simultaneously at http://ir.criteo.com.

About Criteo

Criteo is a global leader in digital performance advertising, working with over 5,000 companies around the world. Criteo has over 800 employees in offices across the U.S., Europe and Asia serving more than 40 countries.

For more information, please visit http://www.criteo.com

CRITEO S.A.

Consolidated Statement of Income

(Euros in thousands, except per share data)

(unaudited)

	Three Months Ended March 31,
	2013	2014	Year-over- year growth
Revenue	94,860	152,520	60.8%

Cost of revenue
Traffic Acquisition cost (TAC)	-57,553	-89,787	56.0%
Other cost of revenue	-5,172	-7,446	44.0%

Gross Profit	32,134	55,287	72.0%

Research & development expenses	-6,252	-10,028	60.4%
Sales & operations expenses	-17,296	-27,222	57.4%
General & administrative expenses	-7,536	-11,815	56.8%
Total operating expenses	-31,084	-49,065	57.8%

Income from operations	1,051	6,222	491.9%
Financial income	246	805	227.2%
Income before taxes	1,297	7,027	441.7%
Provision for income taxes	-590	-3,205	443.1%
Net income	707	3,822	440.6%
- Net income available to shareholders of Criteo SA	781	3,491
- Net income (loss) available to non-controlling interests	-74	331

Net income allocated to shareholders per share
- Basic	0.017	0.061
- Diluted	0.015	0.055

Basic	47,128,329	57,069,106
Diluted	50,428,671	63,658,402

CRITEO S.A.

Consolidated Statement of Financial Position

(Euros in thousands)

(As of March 31, 2014, unaudited)

	As of December 31,	As of March 31,
	2013	2014
Goodwill	4,191	24,228
Intangible assets	6,624	6,691
Property, plant and equipment	24,716	27,972
Non-current financial assets	7,627	7,762
Deferred tax assets	4,486	3,738

TOTAL NON-CURRENT ASSETS	47,644	70,391

Trade receivables	87,643	99,676
Current tax assets	8,014	6,348
Other current assets	13,466	21,711
Cash and cash equivalents	234,343	241,786

TOTAL CURRENT ASSETS	343,466	369,521

TOTAL ASSETS	391,110	439,912

Share capital	1,421	1,442
Additional paid-in capital	241,468	258,352
Currency translation reserve	1,384	972
Consolidated reserves	19,523	23,966
Retained earnings	1,065	3,492

Equity - attributable to shareholders of Criteo SA	264,861	288,224

Non-controlling interests	213	601

TOTAL EQUITY	265,074	288,825

Financial liabilities - non-current portion	6,119	4,912
Retirement benefit obligation	925	894
Deferred tax liabilities	303	272

TOTAL NON-CURRENT LIABILITIES	7,347	6,078

Financial liabilities - current portion	5,197	5,930
Provisions	830	1,075
Trade payables	75,889	88,406
Current tax liabilities	1,549	2,344
Other current liabilities	35,224	47,254

TOTAL CURRENT LIABILITIES	118,689	145,009

TOTAL LIABILITIES	126,036	151,087

TOTAL EQUITY AND LIABILITIES	391,110	439,912

CRITEO S.A.

Consolidated Statement of Cash Flows

(Euros in thousands)

(unaudited)

	Three Months Ended
	March 31,
	2013	2014
Net income	706	3,822

Non-cash and non-operating items	4,457	11,226

- Amortization and provisions	2,332	4,836
- Share-based payment expense	1,526	3,255
- Net gain or loss on disposal of non-current assets	5	1
- Interest paid	—	—
- Non-cash financial income and expenses	4	-71
- Change in deferred taxes	—	727
- Income tax for the period	590	2,478

Changes in working capital related to operating activities	1,225	-3,783

- (Increase) / decrease in trade receivables	-3,378	-8,906
- Increase / (decrease) in trade payables	5,102	9,404
- (Increase) / decrease in other current assets	-5,738	-6,975
- Increase / (decrease) in other current liabilities	5,239	2,694

Income taxes paid	-1,802	172

CASH FROM OPERATING ACTIVITIES	4,585	11,437

Acquisition of intangible assets, property, plant and equipment	-2,489	-3,781
Proceeds from disposal of intangible assets, property, plant and equipment	—	11

FREE CASH FLOW	2,096	7,667

Investments	—	-15,980
Sale of investments	—	—
Change in other non-current financial assets	-997	-42

CASH USED FOR INVESTING ACTIVITIES	-3,486	-19,791

Issuance of long-term borrowings	—	—
Repayment of borrowings	-512	-1,255
Interests paid	—	—
Proceeds from capital increase	51	16,788
Change in other financial liabilities	—	4

CASH FROM (USED FOR) FINANCING ACTIVITIES	-461	15,537

CHANGE IN NET CASH & CASH EQUIVALENTS	639	7,183

Net cash & cash equivalents at beginning of period	43,262	234,342
Effect of exchange rates changes on cash and cash equivalents	-27	262

Net cash & cash equivalents at end of period	43,873	241,786

CRITEO S.A.

Reconciliation of Revenue ex-TAC by Region to Revenue by Region

(Euros in thousands)

(unaudited)

		Three Months Ended
		March 31,
	Region	2013	2014	Year-over- year growth	Year-over-year growth at constant currency
Revenue	Americas	25,025	37,630	50.4%	62.4%
	EMEA	54,429	83,853	54.1%	53.5%
	Asia-Pacific	15,406	31,037	101.5%	130.8%

	Total	94,860	152,520	60.8%	68.4%

Traffic acquisition costs	Americas	-15,455	-22,905	48.2%	60.4%
	EMEA	-33,265	-48,533	45.9%	45.3%
	Asia-Pacific	-8,833	-18,349	107.7%	138.5%

	Total	-57,553	-89,787	56.0%	63.7%

Revenue ex-TAC	Americas	9,570	14,725	53.9%	65.5%
	EMEA	21,164	35,320	66.9%	66.4%
	Asia-Pacific	6,573	12,688	93.0%	120.3%

	Total	37,307	62,733	68.2%	75.7%

CRITEO S.A.

Reconciliation of Adjusted EBITDA to Net Income

(Euros in thousands)

(unaudited)

	Three Months Ended March 31,
	2013	2014
Reconciliation of Adjusted EBITDA to Net income
Net income	707	3,822
Adjustments:
Financial income	-246	-805
Provision for income taxes	590	3,205
Share-based compensation expense	1,525	3,256

Research and development	281	606
Sales and operations	599	1,870
General and administrative	645	780
Service cost-pension	91	109

Research and development	—	50
Sales and operations	—	26
General and administrative	91	33
Depreciation and amortization expense	1,890	4,507

Cost of revenue	1,364	3,309
Research and development	152	412
Sales and operations	252	599
General and administrative	122	187
Acquisition-related deferred price consideration	0	411

Research and development	—	411
Sales and operations	—	—
General and administrative	—	—

Total net adjustments	3,850	10,683

Adjusted EBITDA	4,557	14,505

CRITEO S.A.

Detailed Information on Selected Items

(Euros in thousands)

(unaudited)

	Three Months Ended March 31,
	2013	2014
Share-Based Compensation Expense
Research and development	-281	-606
Sales and operations	-599	-1,870
General and administrative	-645	-780

Total Share-Based Compensation Expense	-1,525	-3,256

Pension costs
Research and development	—	-50
Sales and operations	—	-26
General and administrative	-91	-33

Total Pension costs	-91	-109

Depreciation and Amortization Expense
Cost of revenue	-1,364	-3,309
Research and development	-152	-412
Sales and operations	-252	-599
General and administrative	-122	-187

Total Depreciation and Amortization Expense	-1,890	-4,507

Acquisition-related deferred price consideration
Research and development	—	-411
Sales and operations	—	—
General and administrative	—	—

Total Acquisition-related deferred price consideration	—	-411

CRITEO S.A.

Reconciliation of Adjusted Net Income to Net Income

(Euros in thousands)

(unaudited)

	Three Months Ended
	March 31,
	2013	2014
Net income	707	3,822
Adjustments:
Share-based compensation expense	1,525	3,256
Amortization of acquisition-related intangible assets	—	180
Acquisition-related deferred price consideration	—	411
Tax impact of the above adjustments	—	-38

Total net adjustments	1,525	3,809

Adjusted net income	2,232	7,631

CRITEO S.A.

Constant Currency Reconciliation

(Euros in thousands)

(unaudited)

	Three Months Ended March 31,
	2013	2014	2014 excluding Tedemis contribution	Year- over- year growth	Year-over- year growth excluding Tedemis contribution
Revenue as reported	94,860	152,520	151,527	60.8%	59.7%
Conversion impact euro/other currencies	—	7,219	7,219

Revenue at constant currency	94,860	159,738	158,745	68.4%	67.3%

Traffic acquisition costs as reported	57,553	89,787	89,529	56.0%	55.6%
Conversion impact euro/other currencies	—	4,411	4,411

Traffic acquisition costs at constant currency	57,553	94,198	93,940	63.7%	63.2%

Revenue ex-TAC as reported	37,307	62,733	61,998	68.2%	66.2%
Conversion impact euro/other currencies	—	2,808	2,808

Revenue ex-TAC at constant currency	37,307	65,540	64,805	75.7%	73.7%

Revenue ex-TAC / Revenue as reported	39.3%	41.1%	40.9%

Other cost of revenue as reported	5,172	7,446	7,328	44.0%	41.7%
Conversion impact euro/other currencies	—	258	258

Other cost of revenue at constant currency	5,172	7,704	7,586	48.9%	46.7%

Adjusted EBITDA	4,557	14,505	15,432	218.3%	238.7%
Conversion impact euro/other currencies		251	251

Adjusted EBITDA at constant currency	4,557	14,756	15,683	223.8%	244.1%

CRITEO S.A.

Information on share count

(unaudited)

	At March 31,
	2013	2014
Shares outstanding as at January 1,	47,123,017	56,856,070
Weighted average number of shares issued during the period	5,312	213,036

Basic number of shares - Basic EPS basis	47,128,329	57,069,106

Dilutive effect of share options, warrants, employee warrants - Treasury method	3,300,342	6,589,296

Diluted number of shares - Diluted EPS basis	50,428,671	63,658,402

Shares outstanding as at March 31,	47,133,856	57,695,393

Total dilutive effect of share options, warrants, employee warrants	7,612,223	9,258,663

Fully diluted shares as at March 31,	54,746,079	66,954,056

CRITEO S.A.

Supplemental Financial Information and Operating Metrics

(unaudited)

	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014	YoY Change	QoQ Change
Clients	2,447	2,866	3,379	3,811	4,274	4,631	5,072	5,567	46.1%	9.8%

Revenue (‘000 euros)	56,649	72,142	86,571	94,862	99,400	113,811	135,889	152,520	60.8%	12.2%
Americas	12,577	18,800	25,740	25,025	28,846	30,473	38,660	37,630	50.4%	-2.7%
EMEA	37,863	43,766	48,791	54,434	53,348	59,732	70,291	83,853	54.0%	19.3%
APAC	6,209	9,575	12,040	15,403	17,206	23,606	26,937	31,037	101.5%	15.2%

Revenue ex-TAC (‘000 euros)	24,856	29,316	35,331	37,306	40,032	46,815	54,855	62,733	68.2%	14.4%
Americas	5,381	7,443	9,938	9,570	11,124	11,896	15,108	14,725	53.9%	-2.5%
EMEA	16,324	17,506	20,037	21,163	21,807	25,358	29,057	35,320	66.9%	21.6%
APAC	3,152	4,367	5,355	6,573	7,101	9,561	10,690	12,688	93.0%	18.7%

Cash flow from operating activities (‘000 euros)	3,441	-3,145	7,561	4,585	4,134	3,731	12,255	11,437	146.9%	-7.6%

Capital expenditures (‘000 euros)	1,999	2,347	7,251	2,489	6,590	5,737	7,187	3,781	51.9%	-47.4%

Net Cash Position (‘000 euros)	12,784	40,381	43,262	43,876	47,893	39,839	234,343	241,786	451.1%	3.2%

Days Sales Outstanding (days - end of month)	55.6	58.4	57.4	58.1	56.7	55.6	53.5	53.8	-7.4%	0.6%

Contacts

Criteo Investor Relations	Criteo Public Relations

Edouard Lassalle, Head of IR e.lassalle@criteo.com Denise Garcia, ICR, Inc. denise.garcia@icrinc.com	Emma Ferns, Global PR director e.ferns@criteo.com